SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13D-1(A) AND AMENDMENTS THERETO FILED

PURSUANT TO § 240.13D-2(A)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 16)

Capital Product Partners L.P.

(Name of Issuer)

Common units, representing limited partner interests

(Title of Class of Securities)

Y11082206

(CUSIP Number)

Gerasimos (Jerry) Kalogiratos

Capital Maritime & Trading Corp.

3 Iassonos Street

Piraeus, 18537, Greece

Tel: +30 210 458-4950

with a copy to:

Richard Pollack

Sullivan & Cromwell LLP

1 New Fetter Lane

London, EC4A 1AN

Tel: +44-20-7959-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 3, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

CUSIP No. Y11082206	Page 2 of 10

1.	Name of Reporting Person Capital Maritime & Trading Corp.
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Republic of The Marshall Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 3,370,976 Common Units(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 3,370,976 Common Units(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,370,976 Common Units(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.4%(2)
14.	Type of Reporting Person CO

(1)

“Common Units” refers to the common units issued by Capital Product Partners L.P. (the “Issuer”) representing limited partnership interests of the Issuer. The Marinakis family, including Evangelos M. Marinakis, through its beneficial ownership of Capital Maritime, may be deemed to beneficially own the Common Units held by Capital Maritime.

(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 19,394,696 Common Units.

CUSIP No. Y11082206	Page 3 of 10

1.	Name of Reporting Person Crude Carriers Investments Corp.
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Republic of The Marshall Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: None
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0 Common Units
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 0
14.	Type of Reporting Person CO

CUSIP No. Y11082206	Page 4 of 10

1.	Name of Reporting Person Evangelos M. Marinakis
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 3,370,976 Common Units(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 3,370,976 Common Units(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,370,976 Common Units(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 17.4%(2)
14.	Type of Reporting Person IN

(1)

Represents the number of Common Units held by Capital Maritime that may be deemed to be beneficially owned by the Marinakis family, including Evangelos M. Marinakis. The Marinakis family may be deemed to beneficially own Capital Maritime.

(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 19,394,696 Common Units.

CUSIP No. Y11082206	Page 5 of 10

1.	Name of Reporting Person Miltiadis E. Marinakis
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 1,153,846 Common Units(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 1,153,846 Common Units(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,153,846 Common Units(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 5.9%(2)
14.	Type of Reporting Person IN

(1)	Represents the number of Common Units held by CGC Operating Corp. (“CGC”) that may be deemed to be beneficially owned by Miltiadis E. Marinakis on behalf of the Marinakis family.
(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 19,394,696 Common Units.

CUSIP No. Y11082206	Page 6 of 10

This Amendment No. 16 amends and supplements the disclosures in Items 2 through 7 of the Schedule 13D (the “Schedule 13D”) filed with the Securities and Exchange Commission (the “SEC”) on April 4, 2008, as amended by amendments thereto filed on September 22, 2020, September 10, 2020, May 1, 2019, December 14, 2018, December 3, 2018, April 23, 2015, September 29, 2014, March 29, 2013, June 13, 2012, May 31, 2012, October 26, 2011, October 5, 2011, May 9, 2011, February 26, 2009, and April 30, 2008, relating to the common units representing limited partner interests (the “Common Units”) of Capital Product Partners L.P., a limited partnership organized under the laws of the Republic of the Marshall Islands (the “Issuer”). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Crude Carriers Investments Corp. (“CCIC”) transferred all Common Units it owned to Capital Maritime & Trading Corp. (“Capital Maritime”). Accordingly, this Amendment No. 16 constitutes an exit filing for CCIC.

Item 2. Identity and Background.

This Schedule 13D is jointly filed by Capital Maritime, CCIC, Evangelos M. Marinakis and Miltiadis E. Marinakis (collectively, the “Reporting Persons”).

The principal business office and address of each Reporting Person is c/o Capital Maritime, 3 Iassonos Street Piraeus, 18537, Greece.

Mr. Evangelos M. Marinakis is the chairman and a director of Capital Maritime.

Mr. Miltiadis E. Marinakis is the son of Mr. Evangelos M. Marinakis. Although not engaged in day-to-day management, Mr. Miltiadis E. Marinakis holds and oversees certain shipping interests on behalf of the Marinakis family.

The principal business of Capital Maritime consists of shipping and transportation services.

The name, position, address and citizenship of the directors and executive officers of Capital Maritime are set forth on Schedule A attached hereto, and are incorporated herein by reference.

During the past five years, none of the Reporting Persons, and to the best of their knowledge, none of the Reporting Persons’ directors or executive officers (as applicable) (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

On September 3, 2021, 1,153,846 new Common Units were issued to CGC Operating Corp. (“CGC”), a Marshall Islands corporation, as further described in Item 4 below.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented by the following:

On August 31, 2021, the Issuer agreed to acquire three dual fuel X-DF LNG carriers from CGC, for a total consideration of $599.5 million. $15.0 million of the total consideration was paid in the form of 1,153,846 new Common Units, which were issued to CGC on September 3, 2021 (i.e., at an issuance price of $13.00 per new Common Unit), representing approximately 5.9% of the Common Units outstanding after such issuance. Mr. Miltiadis Marinakis, acting on behalf of the Marinakis family, is the indirect beneficial owner of 50% of CGC. CGC and the Issuer have agreed to enter into a registration rights agreement with respect to the common units issued to CGC.

CUSIP No. Y11082206	Page 7 of 10

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby deleted and replaced in its entirety by the following:

(a) Capital Maritime beneficially owns 3,370,976 Common Units, representing 17.4% of the outstanding Common Units. The Marinakis family, including Evangelos M. Marinakis, may be deemed to beneficially own, in aggregate, such 3,370,976 Common Units through its beneficial ownership of Capital Maritime.

The Marinakis family, including Mr. Miltiadis E. Marinakis, may be deemed to beneficially own, in aggregate, 1,153,846 Common Units, representing 5.9% of the outstanding Common Units, through Mr. Miltiadis E. Marinakis’ beneficial ownership of 50% of CGC. The remaining 50% of CGC is owned by a US based financial sponsor.

Furthermore, the General Partner owns 348,570 general partner units, representing a 1.8% partnership interest in the Issuer (calculated based on an aggregate of 19,743,266 units of the Issuer). Disclosure contained in Item 4 is incorporated herein by reference.

(b)

Reporting Person	Shares Beneficially Owned	% of Shares Beneficially Owned	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Capital Maritime(1)	3,370,976	17.4%	0	3,370,976	0	3,370,976
Evangelos M. Marinakis(1)	3,370,976	17.4%	0	3,370,976	0	3,370,976
Miltiadis E. Marinakis	1,153,846	5.9%	0	1,153,846	0	1,153,846

(1)	Capital Maritime shares voting and dispositive power over the 3,370,976 Common Units that it beneficially owns with the Marinakis family, including Evangelos M. Marinakis.

Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Capital Maritime) or the persons set forth on Schedule A is the beneficial owner of the Common Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as described herein, none of the Reporting Persons has engaged in any transactions in the Common Units during the past sixty days.

(d) Except as described in Items 5 and 6 of the Schedule 13D, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by such Reporting Person.

(e) CCIC transferred all Common Units to Capital Maritime on March 1, 2021.

CUSIP No. Y11082206	Page 8 of 10

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is amended and supplemented with the information contained in Item 4 of this Amendment No.16, which is hereby incorporated by reference.

CUSIP No. Y11082206	Page 9 of 10

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 18, 2021

CAPITAL MARITIME & TRADING CORP.

/s/ Gerasimos (Jerry) Kalogiratos
Name: Gerasimos (Jerry) Kalogiratos Title: Chief Financial Officer

CRUDE CARRIERS INVESTMENTS CORP.

/s/ Maria Dimitrou
Name: Maria Dimitrou Title: Authorized Signatory

EVANGELOS M. MARINAKIS

/s/ Evangelos M. Marinakis

MILTIADIS E. MARINAKIS

/s/ Miltiadis E. Marinakis

CUSIP No. Y11082206	Page 10 of 10

SCHEDULE A

Directors and Executive Officers of Capital Maritime:

Name and Position	Principal Business Address	Citizenship
Evangelos M. Marinakis Director and Chairman	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	Greece

Gerasimos Ventouris Director, President, Secretary and Chief Executive Officer	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	Greece

Gerasimos (Jerry) Kalogiratos Director and Chief Financial Officer	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	Greece

Pierre de Demandolx-Dedons Director	Capital Maritime & Trading Corp. 3 Iassonos Street Piraeus, 18537, Greece	France